INVEST IN **SMALL CHANGE**

Power to the people. One real estate deal at a time.


FUNDED
FUNDED
FUNDED
Sharswood
Philadelphia, PA
A mixed-use Opportunity Zone project set to transform a community. Change the game.
$751,250 raised
> 54 investors
BIPOC Homeownership
San Francisco
Permanently affordable. Advancing BIPOC cooperatives in San Francisco.
$149,400 raised
> 41 investors
Retreat @ Lake Noire
Oakwood, TX
Twenty tiny cabins all tricked out. On a lake. Unplugged.
$356,000 raised
> 104 investors

smallchange.co Pittsburgh PA

Sustainability | Female Founders | Impact | Impact Investor | Environmental Impact

Highlights

1. Over $10 million raised for 40 impact real estate projects, leveraging over $440 million in projects built.
2. Almost 60% of our developers are minority and/or women.
3. We don't just talk about impact. We built the Small Change Index to measure it.
4. 435% growth in funds raised from 2020 to 2021, building on 455% growth from 2019 to 2020.
5. 140+ deals in our pipeline, totaling more than $425 million in offering goals.
6. Female founder. 4 companies founded and 14 urban real estate projects under her belt.

6. Female founder. 4 companies founded and 14 urban real estate projects under her belt.

Our Team

Eve Picker Founder & CEO

Developer & urban designer, focused on impact and cities. Turns scruffy buildings into gems. Built Small Change solo and plans to rethink real estate. For good. https://podcasts.apple.com/us/podcast/rethink-real-estate-for-good/id1465819262

Our founder, Eve Picker, founded Small Change to solve the big, ugly problems that exist in the old boys club of financing for commercial real estate. Her goal was to create a tool that would allow ALL qualified developers to access capital. For Eve, the mission of Small Change is intensely personal.

Dutch MacDonald



Dutch MacDonald COO

Architect that worked with Eve turning those scruffy buildings into gems. Built nationally-known architecture firm & sold to partners. CEO at MAYA, a design and innovation firm, helping found and exit 4 internally startups. Sold firm to BCG in 2017



Jonathan Greene Chief of Staff

Architect by training. Formerly senior researcher at The Heinz Awards for the Arts, Economy & Environment. Lives for critical thinking and problem-solving. 200,000 miles logged in a used VW Golf in the lower 48 over one decade.



Dziyana Zubialevich Account manager

Originally from Belarus, bilingual in English and Russian. Lover of literature and philosophy. Self-taught knitter and bunny enthusiast! Falling in love with real estate.



Andy Owens UI/UX design lead

Experienced designer who likes his interfaces like his city grids: clear and logical with a splash of something-something here and there. Makes a mean pizza crust, tells dad jokes that even adults laugh at.



Michelle Louise Picker Social media. podcast editor + compliance

Loves to organize. Played the double bass in the Melbourne Symphony Orchestra as backup for Elton John. I can cook anything you ask me to.

Power to the people. One real estate deal at a time.


2% of VC funds were invested in women-led companies this year.
1.2% of VC funds went to minority-led companies.
Is real estate any different?
2% in 2022: https://pitchbook.com/news/articles/the-vc-female-founders-dashboard
1.2% in 2022: https://news.crunchbase.com/diversity/vc-funding-black-founded-startups/


Small Change is the first equity crowdfunding platform
You can start or grow a real estate portfolio on Small Change. Diverse developers. Clear returns. Innovative projects building better communities everywhere.
Investors on Small Change are change makers who invest in the projects, people and places they love.
unlocking the $160 billion market segment of Impact Investing in real estate.


Small Change is the first equity crowdfunding platform

focused on:

1 **Equitable** & innovative projects

We measure the impact of each **project** with our proprietary Small Change Index.

2 **Emerging** minority & women developers

We embrace emerging **minority & women developers**.

3 **Everyday** investors

Everyone (18+) can invest to **build wealth** on Small Change.



1 The Change Index



SMALL CHANGE INDEX™
MOBILITY
COMMUNITY
ECONOMIC VITALITY
Business Corridor
Public or other transit
Transit oriented development
Third Place
Park or Plaza
Building reuse or infill
Jobs Created
Incubator
Diverse workforce
Green features
Reduced parking
CHANGE INDEX
9.0

How do we measure impact? The Change Index uses data points such as an area's walk- and bike-ability, public transit access, proximity to green space, availability of commercial and cultural amenities, equity and other measures of quality of life to gauge the possibilities of a project.



BENNING
market

2 Over 50% of our developers are minority and/or women-led.

And our reach is growing. We have over **one hundred and twenty deals** and **qualified leads** in our pipeline, growing every day.

Projects have been listed in Arizona, California, Connecticut, D.C., Florida, Illinois, Louisiana, Massachusetts, Maryland, Michigan, New Jersey, New York, Oregon, Pennsylvania and Texas.

There are lots more to come.



3 The investors.

Not so long ago only deep-pocketed investors had access to real estate investment opportunities.

But that changed with the 2012 JOBS Act and the introduction of **Regulation Crowdfunding** in 2016. Now everyone who is 18+ can invest in the projects, developers, and cities they love.

Now, **everyone** can build a real estate portfolio for as little as $250 per investment.

We're building a market place for every day investors. Everyone can be a real estate mogul on Small Change, with the click of a button.



Real estate mogul.
Wealth builder.
Change maker.

Change we've made.

We use our proprietary **Small Change Index** to measure project impact with the goal of creating more **affordable**, more

57% Minority/women Developers

65% Affordable housing projects

80% Underserved populations

equitable and more **innovative** communities.

All projects must score at least **60%** to be listed on Small Change.

Here's our impact report.

84% Close to transit	93% Urban locations	78% Walkable locations

Statistics reflect projects listed on the Small Change platform to date.

How it works.

We've worked hard to **streamline** a complex (and slightly daunting) set of requirements.

Our solution is **turn-key**. With a well thought through business plan in hand, any developer can quickly and easily list an offering on Small Change.

- Small Change evaluates projects against the Change Index + other criteria like developer experience
- Small Change meets with and onboards qualified developers while continuing project diligence
- Small Change provides a seamless and SEC compliant process
- Small Change lists verified projects as investment opportunities on the platform
- Anyone 18 and over can invest in projects for as little as $250 *(or as much as they'd like)*
- Small Change charges a listing fee + a commission on the funds raised.

We're gaining traction.

To date nine real estate projects that have successfully raised funds on Small Change have gone full cycle from raising funds to project completion.

These projects have repaid their investors an average of **12.4% IRR** in initial return + interest.*

4,800 Account holders	20,000 Avg. monthly page view	40K Owned audience
40 Projects listed	$10M+ Raised on the platform	~$2M Returned to investors

* Past returns do not guarantee future performance

Competitors? Not really.

More than a handful of real estate platforms have emerged.

Some (like CrowdStreet) only permit accredited investors. Others (like Fundrise) let everyone invest, but in REITS that invest in wealthy communities somewhere else.

Small Change stands alone.

Platform	Impact?	Everyone?	Min investment
Small Change	✓	✓	$200*
Fundrise		✓	$10
Groundfloor		✓	$10
Republic RE		✓	$100**
DiversyFund		✓	$500
Realty Mogul		✓	$5,000
Equity Multiple			$5,000
Crowdstreet			$25,000

* Lowest investment minimum to date
** Lowest minimum for RE offering $100 on Sept 12, 2022

How we'll spend the funds

Our revenue is derived through onboarding fees, offering commissions and investor management services with additional revenue streams planned.

With the funds raised through this offering we plan to...

35% — Small Change Impact Real Estate Fund
- Launch a Reg A+ offering to leverage pooled assets for impact
- Focus on funding equitable projects and diverse developers
- Let everyone 18+ invest

20% — Improve the technology platform
- Focus on streamlining the developer onboarding process
- Focus on streamlining the investment flow

20% — Expand marketing efforts
- Expand investor outreach
- Targeted developer outreach

20% — Expand the core team
- Increase offering support staff

+ 5% to Wefunder for listing this offering

Our current pipeline: $85 million

Our current pipeline is $85 + million in offering goals + ~ **$350 million** more in qualified leads.

In order to reach our $10 million goal over the next year, we need to launch **25 offerings** and raise an average of **$425,000 per offering**.

Successful offerings over the last year averaged over **$430,000** in funds raised.

	Offerings in pipeline	Maximum funding goals	Average funding goal per project
	84	$345,000,000.00	$4,107,142.86
Hot leads	40	$71,200,000.00	$1,780,000.00
Listing sent	6	$7,600,000.00	$1,266,666.67
Listing signed	6	$3,300,000.00	$550,000.00
Listing live	5	$3,200,000.00	$640,000.00

Join us. Together we'll make some change.

1. If you believe our cities should be filled with greener, more innovative and equitable projects.
2. If you believe everyone should have equal access to capital.
3. If you believe that no matter where you live or what you earn, everyone should be able to build wealth.


Real estate mogul.
Wealth builder.
Change maker.

Testimonials From Our Community.



Testimonials


11:04

Downloads

[Small Change Business Plan.pdf]

[Small Change Pitch Deck.pdf]